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Direct Dial Number (212) 455-2948	E-mail Address jkaufman@stblaw.com

July 13, 2018

Re:	KKR Real Estate Finance Trust Inc. Registration Statement on Form S-3

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549

 Ladies and Gentlemen:

On behalf of KKR Real Estate Finance Trust Inc. (the “Company”), we hereby submit a Registration Statement on Form S-3 (the “Registration Statement”) by direct electronic transmission for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the sale by the Company of up to $200,000,000 of the common stock of the Company and certain of the Company’s stockholders of up to 40,385,086 shares of the common stock of the Company. The Registration Statement has been filed in lieu of a public filing of the Company’s draft registration statement on Form S-11 (CIK No. 0001631596), confidentially submitted to the Securities and Exchange Commission on May 2, 2018.

The filing fee in the amount of $127,620.88 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on July 12, 2018, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

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